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                          May 17, 2022

       Arjun Kampani
       Senior Vice President, General Counsel and Secretary
       Rocket Lab USA, Inc.
       3881 McGowen Street
       Long Beach, CA 90808

                                                        Re: Rocket Lab USA,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 9, 2022
                                                            File No. 333-264781

       Dear Mr. Kampani:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Stuart Ogg